MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

December 5, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Post-Effective Amendment No. 12 (File No. 333-145621) (“ProtectiveAccess XL”) to the Registration Statement on Form N-4 for Protective Variable Annuity Separate Account (File No. 811-08108)

Commissioners:

On behalf of Protective Life Insurance Company (the “Company”), on its own behalf and on behalf of Protective Variable Annuity Separate Account (the “Account”), we have attached for filing the Post-Effective Amendment listed above (the “Amendment”) to the Account’s registration statement on Form N-4.

The Amendment is being filed pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933 primarily for the purpose of responding to comments received from the staff of the Securities and Exchange Commission (the “Commission”) with regard to a previous amendment to the Account’s registration statement describing increased fees for living benefit riders offered with certain flexible premium deferred variable annuity contracts (the “Contracts”).  The Amendment also reflects routine and clarifying changes.  As counsel who reviewed the Amendment, we represent that the Amendment does not contain disclosures which would render it ineligible to become effective pursuant to paragraph (b).

The following paragraphs provide the Company’s responses to oral comments received by outside counsel to the Company, from Mr. Keith Gregory of the Commission staff on November 7, 2014.  For the Commission staff’s convenience, each of the staff’s comments is set forth in full below, and then the response follows.

General Comments

1.              Comment:  Please complete or update all missing information in the registration statement.  For example, please complete or update, as necessary:  (i) the fee increase effective date on page 1 of the Supplement; (ii) fund expenses on page 6 of the Prospectus; (iii) the Accumulation Unit values in Appendix D; and (iv) assets under management for the Company.

Response:  The Company has completed or updated, as necessary, all information in the registration statement, including the information specifically requested above.

2.              Comment:  The Prospectus states that contract owners will be given at least 30 days’ prior notice if the SecurePay Fee is increased.  The Supplement confirms that the notice has been provided to contract owners.  Please supplementally confirm that the notice has or will be delivered at least 30 days’ prior to the increase in the SecurePay Fee.  Please also provide the Commission staff with a copy of the notice (e-mailed PDF is acceptable).

Response:  The Company confirms that the above-referenced notice was provided to contract owners at least 30 days prior to the effective date of the fee increase.  The letters were mailed between October 17, 2014 and October 24, 2014.  The Company has provided a copy of the notice to the Commission staff as an attachment to this letter.

3.              Comment:  In the registrant’s recent email, it was noted that the registrant was “unGreat-Westing” the ProtectiveRewards Elite and ProtectiveAccess XL Contracts.  Please clarify supplementally whether the registrant intends to offer the products to potential contract owners.  Please also clarify supplementally whether the registrant intends to provide existing contract owners with the Prospectus as well as the Supplement.  If not, please explain why such documents will not be provided.

Response:  The Company does not intend to offer the ProtectiveRewards Elite and ProtectiveAccess XL Contracts to potential contract owners.  In addition, the Company intends to provide existing contract owners with the Prospectus as well as the Supplement.

Supplement Disclosure

4.              Comment:  On pages 1 and 2 of the Supplement, the Example narrative contains two italicized sentences referencing the maximum charge for the Protective Income Manager rider and the current charge for the SecurePay rider with the SecurePay R72 Benefit.  Please delete the disclosure as it may confuse contract owners.  Please also make a conforming change in the Example narrative of the Prospectus.

Response:  The Company respectfully declines to adopt the Commission staff’s recommendation. After the fee increases described in the Rewards Elite and Access XL Post-Effective Amendments, the maximum charge for the Protective Income Manager rider will be the highest guaranteed maximum charge for any of the riders, and the current charge for the SecurePay rider with the SecurePay R72 Benefit will be the highest current charge for any of the available riders. Even though the Company is not required by the Item 3 requirements of Form N-4 to provide expense information that reflects the current charge for the SecurePay rider with the SecurePay R72 Benefit, we believe providing that additional expense information will assist Contract owners in understanding the costs associated with electing the riders under the Contracts.

5.              Comment: On page 1, in the second sentence of the Example narrative, please disclose the charges and/or fees referenced by the capitalized term “Variable Account Charges.”  We note that such term is not defined in the Prospectus.  Please also make a conforming change in the “Example of Charges” narrative in the Prospectus.

Response:  The Company has changed the term “Variable Account Charges” to “Variable Account Annual Expenses” (the term used in the table of Periodic Charges on pages 4 and 5 of the Prospectuses) throughout the Supplement and the Prospectus, and has disclosed the charges and/or fees referenced by this term in the Example of Charges narrative.

6.              Comment:  We note that the narrative text under “Example of Charges” appears to be dense.  Please consider revising the format for ease of readability by, for example, using bullets to describe each separate example.

Response:  The Company has complied with the Commission staff’s comment.

7.              Comment:  Please confirm supplementally that the expense examples in the supplement and the Prospectus reflect the most expensive combination of fees, regardless of when the Contract was purchased.

Response:  The Company confirms that the expense examples reflect the most expensive combination of fees, regardless of when the Contract was purchased.

8.              Comment:  On page 3, adjacent to the caption “For SecurePay riders issued Before December 5, 2014,” the last sentence of the paragraph states “[i]f you do not notify us that you wish to decline the fee increase, we will increase your fee on the effective date.”  Please consider revising the disclosure to clarify (a) that the fee will be increased automatically on the effective date; (b) the type of notification required; and (c) the number of days prior to the effective date in which notice must be received to avoid the increase in the SecurePay fee.

Response:  The Company respectfully declines to adopt the Commission staff’s recommendation.  We believe that the disclosure in the Supplement is clear that the fee will increase unless the Contract owner declines the increase. Moreover, the notice letter that was sent to Contract owners (and that is attached to this letter) gives specific information disclosing that the fee will be increased automatically on the effective date, as well as instructions regarding how to decline the fee increase and when the notice to decline the fee increase must be received by the Company.  The Company believes that including these instructions in the Supplement would be redundant.

9.              Comment:  When referring to the RightTime option, including discussions relating to the appropriateness of exercise of the SecurePay rider, please clarify that the ability to elect any rider available under a Contract—for example, the SecurePay R72 Benefit—exists only while that rider is available for purchase.  Please state that the Company can stop offering a rider at any time even if the RightTime option has not been exercised.

Response:  The first sentence under “What is the RightTime Option?” on Page 11 of the Prospectus states that “You may elect either the SecurePay rider or the Protective Income Manager rider at the time you purchase your Contract, or you may purchase one of these riders at a later date under our RightTime option so long as you satisfy the rider age requirements and the rider is still available for sale.”  We have italicized the underlined language in the Prospectus. The Company will mail the amended Prospectus along with the Supplement to all Contract owners.

Prospectus Disclosure

10.       Comment: On page 3, in the section “Definitions,” please consider the following terms in the list of definitions:  (i) Annual Withdrawal Amount; (ii) Covered Person; (iii) Death Benefit; (iv) Good Order; and (v) Owner.  Please define or avoid the use of generic phrases such as “in a form satisfactory to us.”  Please also use defined terms consistently throughout the Prospectus.  For example, use consistently the terms “the Sub-Account” versus the “Fund”; “Annual Withdrawal Amount” versus “AWA”; and “Written Notice” versus “written notice” versus “written notification.”

Response:  The Company has made the changes recommended by the Commission staff in the Prospectus and has ensured that all defined terms are used consistently. We believe that the terms “the Sub-Account” and “Fund”, as well as “Annual Withdrawal Amount” and “AWA” are used consistently. We have revised the Prospectus to use “Written Notice” consistently.

11.       Comment:  The Prospectus disclosure indicates that the Company reserves the right to change, cancel or modify certain benefits or Contract terms.  For example:  transfer privileges and number of transfers; dollar-cost averaging, portfolio rebalancing and subaccounts that may receive transfers from a DCA Fixed Account; the partial automatic withdrawal plan; and the SecurePay ME benefit.  Please ensure that information concerning the circumstances under which a change will be made, who may approve it and the time period and form of notice to contract owners is disclosed per Item 7(c) of Form N-4.

Response:  The Company modified the disclosure in the “Dollar Cost Averaging,” “Portfolio Rebalancing,” “Partial Automatic Withdrawals,” and “SecurePay ME: Increased AWA for Certain Medical Conditions” sections of the Prospectus in response to the Commission staff’s comment.  The Company believes the disclosure in the Prospectus complies fully with the information requirements under Item 7(c) of Form N-4.

12.       Comment: On page 4 of each Prospectus, under the section “Fees and Expenses,” please review footnotes 2 of the ProtectiveAccess XL Prospectus and footnote 3 of the ProtectiveRewards Elite Prospectus, each regarding the SecurePay ME fee, for brevity and plain English.  For example, please consider describing only the rationale for the fee and identifying the location in the Prospectus where more information may be found.

Response:  The Company has considered the SEC comment and respectfully declines to adopt the Commission staff’s recommendation. We believe that the footnote in its current form is concise, understandable and provides complete disclosure. We also believe that a Contract owner would find the information helpful.

13.       Comment:  Under the caption “Example of Charges” beginning on page 6 of the ProtectiveRewards Elite Prospectus and page 7 of the ProtectiveAccess XL Prospectus, in second sentence of the narrative, “Variable Account Charges” are dated as of October 1, 2011 and October 3, 2011, respectively.  Please supplementally explain why these charges are not dated as of a more recent date (for example, the effective date of the Supplement or the Prospectus).

Response:  The Company has revised the disclosure to reflect the changes as of the date of the SecurePay fee increase.

14.       Comment:  On page 10, under the caption “Is there a death benefit?,” the disclosure in the second paragraph indicates that if you initially elect the Maximum Anniversary Value Death Benefit and later purchase the Protective Income Manager rider, you will “forfeit the excess” of the value of the Maximum Anniversary Death Benefit over the Return of Purchase Payments Death Benefit at that time.  Please consider restating the “forfeit the excess” in plain English.  For example, “you may lose some of the value of your Death Benefit.”

Response:  The Company respectfully declines to adopt the Commission staff’s recommendation.  The Company notes that current disclosure is accurate, understandable and precisely describes the amount by which the death benefit payable would decrease if the Owner elects the Protective Income Manager when the value of the Maximum Anniversary Value Death Benefit exceeds the value of the Return of Purchase Payments Death Benefit.  For that reason, the Company believes the current disclosure is more informative and helpful to Contract owners than the language recommended by the Commission staff.

15.       Comment:  Under the caption “Asset Allocation Model Portfolios” beginning on page 20, in the first sentence of the third paragraph, please clarify whether Milliman, Inc. is registered an investment adviser under the Investment Advisers Act of 1940, as amended.

Response:  The Company has made the change recommended by the Commission staff to the Prospectus.

16.       Comment:  Under the caption “Asset Allocation Model Portfolios” beginning on page 20, the disclosure in the fourth paragraph states that the Company “will not change your existing Contract Value or Purchase Payment allocation or percentages in response to” changes in the target asset allocations in the Model Portfolios.”  Please state whether contract owners will be given notice of any changes made by Milliman, Inc. to the target asset allocations in the Model Portfolios.  If not, please supplementally explain how contract owners would be able to respond to market conditions and make appropriate changes to their model portfolios.

Response:  The Company confirms that Contract owners will be given notice of any changes made by Milliman, Inc. to the target asset allocations in the Model Portfolios and has added disclosure that we will provide written notice if the composition of a model portfolio changes, if there is a material change in our agreement with Milliman, or if we cease offering asset allocation models altogether.

17.       Comment: Under the caption “Asset Allocation Model Portfolios” beginning on page 20, please disclose, perhaps in the fourth paragraph, what will happen to amounts invested in the Model Portfolios upon any modification, suspension or termination of the Model Portfolio investment options available under the Contract.

Response:  We believe that the additional disclosure described in response to Comment 16 above clarifies the current disclosure that if a Contract owner desires to change the allocation of Contract Value or Purchase Payments in response to a change in a model portfolio, he or she must submit new allocation instructions.

18.       Comment:  In the section “Description of the Contract” beginning on page 22 of the ProtectiveAccess XL Prospectus and page 23 of the ProtectiveRewards Elite Prospectus, the fourth sentence of the disclosure under the caption “Owner” indicates that actions by the Owner means both Owners acting together.  However, the next sentence states that the Company may accept instructions from one Owner on behalf of both Owners.  Please clarify the circumstances under which the instructions from one Owner will be accepted by the Company.

Response:  The Company has revised the disclosure to clarify that Protective Life will accept instructions from one Owner on behalf of all owners via the internet and only to transfer Contract Value among and/or between Sub-Accounts.

19.       Comment:  Under the caption “Right to Cancel” beginning on page 25, in the first paragraph, please clarify whether any positive performance of the Oppenheimer Money Fund/VA Sub-Account will be included in the refund to owners if the Contract is cancelled within the right to cancel period.

Response:  The Company respectfully declines to adopt the Commission staff’s recommendation. In some states, the Company refunds the Contract Value plus any fees deducted from either Purchase Payments or Contract Value.  In other states, the Company refunds the greater of the Contract Value or the Premium.  In either case, the Contract Value would reflect any positive performance in the Money Fund Sub-Account.

20.       Comment:  On page 26, under the caption “Determination of Accumulation Units, the narrative describes various events that may reduce the number of Accumulation Units, including specific events currently disclosed in a bullet-point list.  Please briefly disclose how Accumulation Units are deducted from the Sub-Account in plain English (avoid the use of the term pro rata).

Response:  The Company has added the disclosure recommended by the Commission staff to the “Determination of Accumulation Units” section of the Prospectus.

21.       Comment:  Under the caption “Dollar Cost Averaging” beginning on page 29, other than the different time periods, please describe any significant differences between DCA Fixed Account 1 and DCA Fixed Account 2.

Response:  The Company has added disclosure to the fourth paragraph under the “Dollar Cost Averaging” section of the Prospectus noting that, at times, the Company may credit a higher annual rate of interest to the balance held in DCA Fixed Account 2 than the balance held in DCA Fixed Account 1.

22.       Comment:  On page 33 of the ProtectiveRewards Elite Prospectus, under the section “the Guaranteed Account,” please delete the phrase “and have not been reviewed by the SEC.”  Please also consider including disclosure informing contract owners where current interest rate “yield” information may be found.  Please make a conforming change to the first paragraph under the section “The DCA Fixed Account(s)” beginning on page 32 of the ProtectiveAccess XL Prospectus.

Response:  The Company has made the changes requested by the Commission staff with respect to each Prospectus.

23.       Comment:  Under the section “Death Benefit” beginning on page 34, in the second paragraph, please consider specifically describing the meaning of “due proof of death.”

Response:  The Company has added the disclosure recommended by the Commission staff.

24.       Comment:  On page 46, please consider bold-type font for the following paragraph: “Two Covered Persons.  If you selected the Joint Life Coverage Option when you established your Benefit Election Date, both Covered Persons must satisfy the eligibility requirements for the increased SecurePay NH benefit.”

Response:  The Company has complied with the Commission staff’s comment.

25.       Comment:  In the ProtectiveRewards Elite Prospectus, on page 52, under the caption “Excess Withdrawals,” please consider including the effect of surrender charges in the examples presented with respect to excess withdrawals, as appropriate.

Response:  The Company notes that the ProtectiveAccess XL Contract does not impose a surrender charge and therefore the Commission staff’s comment is not applicable with respect to the ProtectiveAccess XL Prospectus.

26.       Comment:  Under the caption “SecurePay Fee” beginning on page 53 of the ProtectiveAccess XL Prospectus and page 54 of the ProtectiveRewards Elite Prospectus, the disclosure states that the SecurePay Fee is deducted from the Sub-Accounts of the Variable Account.  Please describe how the aggregate fee is deducted from each Sub-Account.  Please make a conforming change to the disclosure under the caption “Protective Income Manager Fee” beginning on page 66 of each Prospectus.

Response:  The Company has added the disclosure recommended by the Commission staff with respect to each Prospectus.

27.       Comment:  On page 70, in the discussion of the Asset Allocation Adjustment, if appropriate, please disclose that the allocation adjustment could result in a loss of money and include an example illustrating that situation.

Response:  The Company respectfully declines to comply with the Commission staff’s recommendation.  In particular, the Company notes that the Allocation Adjustment program employs a defensive strategy designed to limit reductions in Variable Contract value during periods when the negative investment performance of an underlying fund in which an Owner invests falls below a specified threshold, the Simple Moving Average.  The Allocation Adjustment program does not cause an Owner to withdraw Variable Contract value from the Contract during or after the period in which the underlying fund experiences negative investment performance nor otherwise cause an Owner to permanently lock in decreases in Variable Contract value as a result of the negative investment performance of an underlying fund.  Moreover, the Company notes that disclosure which more accurately addresses an Owner’s risk under the Allocation Adjustment program is set forth on page 71 of the prospectus.  That disclosure correctly identifies an Owner’s risk as the risk of not being able to participate in any subsequent recovery until the next Monthly Anniversary when the Accumulation Unit Value of the Sub-Account investing in the underlying fund that experienced negative investment performance rises above the Simple Moving Average.

28.       Comment:  In the ProtectiveRewards Elite Prospectus, on page 73, under the caption “General” of the section “Charges and Deductions,” please clarify in the first paragraph the meaning of “commuted value.” Please make a conforming change on page 77 of the ProtectiveAccess XL Prospectus and page 78 of the ProtectiveRewards Elite Prospectus, each under the caption “Variable Income Payments.”

Response:  The Company has made the changes requested by the Commission staff with respect to each Prospectus.

29.       Comment:  Under the caption “Exchanges of Annuity Contracts” on page 84 of the ProtectiveAccess XL Prospectus and page 86 of the ProtectiveRewards Elite Prospectus, the disclosure in the first sentence indicates that the Contract may be issued in exchange for all or part of another annuity contract.  However, on page 9 of each Prospectus, under the caption “What are the Purchase Payments?,” the disclosure states that “[e]ffective May 14, 2012, we no longer accept Purchase Payments funded by an exchange of another annuity or life insurance contract or by transfers or rollovers.”  Please explain this inconsistency.

Response:  The Company does not believe the statements (1) on page 9 of each prospectus and (2) on page 84 of the Protective Access XL prospectus and page 86 of the ProtectiveRewards Elite Prospectus are inconsistent.  The statements on pages 84 and 86 of the prospectuses describe the federal tax treatment of an exchange of an annuity contract.  In that regard, the Company has in the past issued the Protective Access XL and ProtectiveRewards Elite contracts for all or part of another annuity contract in an exchange.  The discussion of the tax treatment of such exchanges under the “TAXATION OF ANNUITIES IN GENERAL — Exchange of Annuity Contracts” section of the prospectuses is not inconsistent with the statement that “[e]ffective May 14, 2012, we no longer accept Purchase Payments funded by an exchange . . .  . or by transfers or rollovers.”  Also, the Company notes that neither the Protective Access XL contract nor the Protective Rewards Elite contract is currently offered to new purchasers.

Statement of Additional Information

30.       Comment:  In the Statement of Additional Information, please provide the disclosure required by Item 18, in particular Item 18(c), and Item 19 of Form N-4.

Response:  The Company notes that the information required by Items 18 and 19 of Form N-4 has been provided in the Prospectus and Statement of Additional Information.  In that regard, the Company believes that it has complied in full with the requirements of Items 18 and 19 of Form N-4, as applicable to the Account and the Contracts.

Part C

31.       Comment:  Please formally incorporate by reference the list or diagram required by Item 26 of Form N-4.

Response:  The Company has complied with the Commission staff’s comment.

Other Comments

32.       Comment:  Please include the Tandy Representations in a correspondence to the filing.

Response:  The Company has complied with the Commission staff’s comment.

With regard to the above-referenced filing, the Company acknowledges that:

•                  should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *  *

We believe that the Amendment is complete and responds to all Commission staff comments.  If you have any questions regarding this letter or the enclosed Amendment, please contact either Thomas Bisset at (202) 383-0118 or the undersigned at (205) 268-3581.  We greatly appreciate the Commission staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/Max Berueffy

Max Berueffy

Senior Associate Counsel

cc:	Keith Gregory Thomas Bisset Ron Coenen

Protective Life Insurance Company P.O. Box 1928 Birmingham, AL 35201-1928

<Date>

<Owner Name>

<ADDR1>

<ADDR2>

<City> <State> <Zip>	RE: <Policy#>

Dear <Owner Name>:

Our records indicate that, as of October 6, 2014, you have an active Protective Life variable annuity contract.  We are writing to advise you that on December 5, 2014, the annual benefit cost for the SecurePay Protected Lifetime Income rider available with your contract will increase.  The costs to provide the benefit guarantees have been escalating, making it necessary to increase the charge for these benefits.  You can find more information about rider fee increases in the “Benefit Cost” provision of your SecurePay rider, and in your current variable annuity prospectus.

If you have previously selected a SecurePay rider with your contract, you have the right to decline this increase.  Declining the fee increase will affect potential growth of your Benefit Base in the future.  The specific impact on your Benefit Base is described in your SecurePay rider and variable annuity prospectus.  In general, however, if you elect to decline this increase:  a) you will no longer be eligible for Benefit Base ‘step-ups’ to contract value to capture gains on future Contract Anniversaries; and b) the roll-up period (available on SecurePay R72) will end, terminating any future anniversary ‘roll-up’ increases.  You will also forfeit any ‘step-up’ opportunity included with the SecurePay GMAB, if you purchased it.

No action is necessary if: 1) you accept this increase.  The current fee of <Old Fee< will change to <New Fee> and will be applied to your contract in the monthly fee deduction following the December 5, 2014 effective date; or 2) you have surrendered or terminated the above referenced contract after October 6, 2014.

We have copied your Financial Advisor <Insert FA Name> and we recommend that you consult with them before deciding whether to accept or decline the fee increase.  Together you should consider the features of your SecurePay benefit, and in particular, the likelihood that there will be future increases in your Benefit Base under the annual “step-up” and, if applicable, “roll-up” provisions in the rider.

If, after consulting with your Financial Advisor, you wish to decline the benefit cost increase, please check the box below, sign and return to us by mail or Fax.  We must receive the completed/signed information by close of business 5:00 pm CST on November 24, 2014.

We appreciate your business and value you as a Client.  A copy of this notice should be placed with your annuity contract for safe keeping and future reference.  If you have questions regarding this notice, please contact your Financial Advisor or phone our Call Center at 800-456-6330.

Contract Number	<Policy#>	Owner(s) Name:	<Owner Name>

☐ I wish to decline this fee increase		Signature(s)

Please return DECLINES ONLY to:	Protective – SecurePay Processing
P. O. Box 1928
Birmingham, AL 35201-1928

OR, to have confirmation of receipt, you may complete, sign, and FAX this letter to 205-268-6479

Persons considering whether to accept or decline the increase in the fee for the SecurePay living benefit should carefully consider the features of their variable annuity and the SecurePay benefit, and in particular, the likelihood that there will be future increases in their benefit base under the annual step-up provision in the rider.  The prospectuses for these variable annuity contracts contain information regarding the variable annuity, the SecurePay protected lifetime income benefit and other important information.  Prospectuses may be obtained by contacting Protective at 800.456.6330.  We have filed an amendment to the amendment to the registration statement for those variable annuities, including the prospectus for the policy, with the Securities and Exchange Commission.  The information in this amendment may not be complete and may be changed.

ADMIN.1035.09.14